Exhibit 99.3

RONIN TRADING, LLC 350 N. Orleans Street, Suite 2N Chicago, IL 60654	SWIM PARTNERS LP c/o SW Investment Management LLC 737 N Michigan Avenue, Suite 2250 Chicago, IL 60611

October 9, 2017

Re:                  Peregrine Pharmaceuticals, Inc.

Dear Jamie:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Peregrine Pharmaceuticals, Inc. (the “Company”) in connection with the proxy solicitation that Ronin Trading, LLC and SWIM Partners LP (together the “Ronin Group”) are considering undertaking to nominate and elect directors at the Company’s 2017 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Ronin Group Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter agreement (this “Agreement”) will set forth the terms of our agreement.

The Ronin Group agrees to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Ronin Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Ronin Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Ronin Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Ronin Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Ronin Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Ronin Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Ronin Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Ronin Group, its affiliates or any members of any group formed by the Ronin Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Ronin Group, its affiliates or any members of any Schedule 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Ronin Group so that the Ronin Group may seek a protective order or other appropriate remedy or, in the Ronin Group’s sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or the Ronin Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Ronin Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Ronin Group and, upon the request of a representative of the Ronin Group, all such information shall be returned or, at the Ronin Group’s option, destroyed by you, with such destruction confirmed by you to the Ronin Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

RONIN TRADING, LLC

By:	/s/ John S. Stafford, III
	Name:	John S. Stafford, III
	Title:	Manager

SWIM PARTNERS LP

By:	SW Investment Management LLC
General Partner

By:	/s/ Stephen White
	Name:	Stephen White
	Title:	Manager

ACCEPTED AND AGREED:

/s/ James J. Egan
JAMES J. EGAN